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                             April 29, 2024

       Shaun Passley
       Chief Executive Officer
       ZenaTech, Inc.
       69 Yonge St. Suite 1404
       Toronto, Ontario Canada M5E 1K3

                                                        Re: ZenaTech, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed April 10,
2024
                                                            File No. 333-276838

       Dear Shaun Passley:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 1, 2024 letter.

       Amendment No. 2 to Form F-1 filed April 10, 2024

       Cover page

   1. In response to prior comment 5, you stated that Maxim Group LLC, Roth Capital
                                                        Partners LLC, and
Ladenburg Thalmann & Co. Inc. will act as active market makers in this offering. Please
amend your cover page and plan of distribution to disclose the abovementioned
companies.
       Related Party Transactions, page 82

   2. We note the deletion of your prior disclosure that your agreements with GG Mars Capital,
                                                        Inc. and Star Financial
Corporation were not negotiated at arm's length, and that the terms of the Agreements may
not be as favorable to you as if it had been negotiated at arm   s
                                                        length with an
unaffiliated third party. Please explain why this disclosure was removed.
 Shaun Passley
FirstName
ZenaTech, LastNameShaun  Passley
            Inc.
Comapany
April       NameZenaTech, Inc.
       29, 2024
April 229, 2024 Page 2
Page
FirstName LastName
Index to Financial Statements, page 118

3. Please reference your content to the proper page numbers. Statements of Cash Flows, page 125

4. Your response to prior comment 6 indicates that the classification from financing
         activities to investing activities of    Advance to affiliate for
future services    meets the
         definition in Paragraph 16(c) of IAS 7. However, your discussion of the advance on page
         143 does not indicate that this line item is comprised of    Cash
payments to acquire equity
         or debt instruments of other entities and interests in joint ventures (other than payments for those instruments considered to be cash equivalents or those held for dealing or trading
         purposes)   . Please revise your disclosure or advise.
5. We have reviewed your response to prior comment 6 and are reissuing the comment in
         part. Please tell us why the    Advance to affiliate for future
services    does not qualify as an
         operating activity since they appear to represent prepayment for future services as discussed on page 143. Clarify whether these future services represent transactions that will enter into the determination of profit or loss. Refer to Paragraph 14(c) of IAS 7. In addition, please reconcile the beginning balance to the ending balance for the "Advance to affiliate for future services" account, showing advances less any services charged to this account for the year ending December 31, 2023. Reconcile the services charged amount noted in that reconciliation to the expenses reported on the Consolidated Income
         Statements of Comprehensive Loss. In this regard, we note your disclosure on page 143 that the "current amount [i.e., $2,500,000] is expected to be provided in services by Epazz within a twelve (12) month period based on the current projected needs of the
         Company".
6. Your response to prior comment 6 states that the Company made the first change in
         classification of    Advance to affiliate for future services
because the original
         presentation did not fairly represent cash generated internally and the item more accurately reflects investing activities and not cash used for operating activities. However, your disclosure on page 146 of Amendment No. 1 to the Registration Statement on Form
         F-1 indicated the first change in classification, which took place on the 2021 statement of cash flows, moved the advances from financing activities to operating activities. As such, we are reissuing the comment in part. Please provide us with the reasons given to you to make a) the first change in classification occurring in 2021 that moved amounts from financing activities to operating activities and b) the second change in classification occurring in 2023 that moved amounts from operating activities back to financing activities.
7. Please provide the description of the line item with the amount of ($191,768) CAD.
Revenue recognition, page 132

8. We have reviewed your response to prior comment 9. You have revised your disclosure to
 Shaun Passley
ZenaTech, Inc.
April 29, 2024
Page 3
      state your services offer software-as-a-service that provides access to the software and such revenue is recognized over time. The revised disclosure also states that your services offer an option where the customer pays for the software and takes possession of it, while the Company just offers software maintenance. Please revise your disclosure to include how you recognize revenue for when the customer pays for the software and takes possession of it. In this regard, state whether revenue is recognized at a point in time or over time. Refer to Paragraph 32 of IFRS 15.
Item 8. Exhibits and Financial Statement Schedules, page 150

9. Your response to prior comment 10 states you were informed the consent referenced the second amendment to the Registration Statement, but the consent only references the
         Prospectus   . In your next amendment, please have your independent
registered public
      accounting firm update the consent in Exhibits 23.1 to explicitly reference the most recent
      amendment number (e.g.,    Amendment No. 3 to the Draft Registration
Statement on Form
      F-1   ).
       Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameShaun Passley
                                                           Division of
Corporation Finance
Comapany NameZenaTech, Inc.
                                                           Office of Technology
April 29, 2024 Page 3
cc:       Karim Lalani
FirstName LastName